ATAI Life Sciences N.V.

c/o Mindspace

Krausenstraße 9-10

10117 Berlin, Germany

July 7, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ada D. Sarmento

Re:	ATAI Life Sciences N.V.

Registration Statement on Form S-3

Filed July 1, 2022

Registration No. 333-265970

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-265970) (the “Registration Statement”) of ATAI Life Sciences N.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 11, 2022, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at +1.212.906.2916, or in his absence, Jennifer Gascoyne at +44.20.7710.1029, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

ATAI Life Sciences N.V.

By:	/s/ Florian Brand
Name: Florian Brand
Title: Chief Executive Officer

cc:	Ryan Barrett, General Counsel, ATAI Life Sciences N.V.

Nathan Ajiashvili, Latham & Watkins LLP

Jennifer Gascoyne, Latham & Watkins LLP